EXHIBIT 99.11

                               [ADT Letterhead]

VIA OVERNIGHT DELIVERY
and FACSIMILE (201) 635-2023


August 28, 1996

Mr. John E. Danneberg
10 Dellwood Avenue
Chatham, NJ  07928

Dear John:

               As you know, an affiliate of ADT, Inc. ("ADT") currently owns three Sonitrol franchises and certain of ADT's affiliates will be acquiring ownership of additional Sonitrol franchises (collectively, the "Franchisees") and ownership of Sonitrol Corporation (the "Franchisor"). In anticipation of the ownership of such additional interests in the Franchisor and the Franchises (individually and collectively, the "Operations"), ADT offers you the opportunity to serve as Chief Executive Officer of the Operations, as an independent consultant ("Consultant").

               The initial term of Consultant's engagement shall be for a period of six (6) months, commencing on September 1, 1996 (the "Initial Term") and shall be automatically renewed on a month-to-month basis, unless written notice is given by ADT or Consultant not to renew, at least thirty (30) days before the end of the Initial Term.

               The responsibilities, requirements and compensation of the Consultant are as follows:

Responsibilities

o        Day-to-day direct management and control of the Operations
o Identification of the short-term and medium-term technical and profit potential of the Operations
o        Maximization of the Operation's Profits and Cash Flow

Requirements

o        Traditional full-time hours and attention
o        Customary travel to and from business prospects, vendors, etc.

Compensation

ADT, or its designee, will pay Consultant a monthly fee in the amount of Fifteen Thousand Dollars ($15,000.000). Consultant will be reimbursed directly for all properly substantiated reasonable out-of-pocket business expenses incurred.

               If you agree and accept the terms of this consulting arrangement, please so acknowledge by executing in the space provided below and returning one original of this letter to my attention.

                                    Sincerely,

                                    /s/ Jan S. Beck
                                    --------------------------
                                    Jan S. Beck
                                    Vice President


Acknowledged and Agreed


/s/ John E. Danneberg
--------------------------
John E. Danneberg